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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                   SCHEDULE TO
                                  (Rule 13e-4)
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

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                         CENTILLIUM COMMUNICATIONS, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

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          Options to Purchase Common Stock, Par Value $0.001 Per Share
                         (Title of Class of Securities)

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                                    15239109
                    (CUSIP Number of underlying Common Stock)

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                                   Faraj Aalei
                             Chief Executive Officer
                         Centillium Communications, Inc.
                            47211 Lakeview Boulevard
                            Fremont, California 94538
                                 (510) 771-3700

 (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

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                                   Copies to:
                          Arthur F. Schneiderman, Esq.
                        Wilson Sonsini Goodrich & Rosati,
                            Professional Corporation
                               650 Page Mill Road
                        Palo Alto, California 94304-1050
                                 (650) 493-9300

                            CALCULATION OF FILING FEE
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     Transaction Valuation*                          Amount of Filing Fee*
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          $17,344,580                                       $3,469
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*    Calculated as of October 17, 2001, solely for purposes of determining the filing fee. The "transaction valuation" was calculated on the basis of the Black-Scholes option valuation model, and assumes that all eligible existing options to purchase 7,497,072 shares of common stock of Centillium will be tendered and cancelled pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose. The Black-Scholes option valuation model was developed for use in estimating the fair value of publicly traded options which have no vesting restrictions and are fully transferable. In addition, the Black-Scholes option valuation model requires the input of highly subjective assumptions including expected stock price volatility and expected life of the options. Because Centillium's employee stock options differ significantly from traded options, and because changes in assumptions can materially affect the results of the Black-Scholes calculation, Centillium believes that the Black-Scholes model does not provide a reliable measure of the value of the existing employee stock options covered by this offer. Because on the date of this filing most of these options have exercise prices that are substantially higher than the current trading price of our common stock, Centillium believes these options have little or no current value.
[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                     Amount Previously Paid: Not applicable.
                    Form or Registration No.: Not applicable.
                          Filing party: Not applicable.
                           Date filed: Not applicable.

[_] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
    Check the appropriate boxes below to designate any transactions to which the statement relates:

      [_] third party tender offer subject to Rule 14d-1.
      [x] issuer tender offer subject to Rule 13e-4.
      [_] going-private transaction subject to Rule 13e-3.
      [_] amendment to Schedule 13D under Rule 13d-2.

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Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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Item 1. Summary Term Sheet.

     The information set forth under the caption "Summary Term Sheet" in the Offer to Exchange, dated October 22, 2001 (the "Offer to Exchange"), a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2. Subject Company Information.

     (a) The name of the issuer is Centillium Communications, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is 47211 Lakeview Boulevard, Fremont, California 94538 and the telephone number at that address is (510) 771-3700. The information set forth in the Offer to Exchange under Section 11 ("Information Concerning Centillium") is incorporated herein by reference.

     (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company (the "Offer") to exchange outstanding, unexercised options to purchase 7,497,072 shares of Centillium common stock, par value $0.001 per share ("Common Stock"), held by eligible employees and having an exercise price per share of $10.00 or higher (the "Eligible Options"), for new options that will be granted under either the Company's 1997 Stock Plan or the Company's 2001 Nonstatutory Stock Option Plan ("New Options"), upon the terms and subject to the conditions described in the Offer to Exchange. An "eligible employee" refers to all employees of Centillium residing in the United States, including officers and employee directors. Non-employee directors are not eligible to participate. The number of shares of Common Stock subject to the New Options will be equal to the number of shares of Common Stock subject to the unexercised options tendered by such eligible employees and accepted for exchange and cancelled. The information set forth in the Offer to Exchange under the caption "Summary Term Sheet" and the sections under the caption "The Offer" entitled "Number of options; Expiration Date," "Acceptance of options for exchange and issuance of New Options" and "Source and amount of consideration; terms of New Options" is incorporated herein by reference.

     (c) The information set forth in the Offer to Exchange under Section 9 ("Price Range of Shares Underlying the Options") is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

     (a) The Company is the filing person. The information set forth under Item 2(a) above is incorporated by reference. The information set forth in the Offer to Exchange under Section 12 ("Interests of Directors and Officers; transactions and arrangements concerning the options") is incorporated herein by reference.

Item 4. Terms of the Transaction.

     (a) The information set forth in the Offer to Exchange under the caption "Summary Term Sheet" and the sections under the caption "The Offer" entitled "Eligibility," "number of Options; Expiration Date," "Procedures for tendering options," "Withdrawal Rights and Change of Election," "Acceptance of Options for Exchange and Issuance of New Options," "Conditions of the Offer," "Source and amount of consideration; terms of New Options," "Status of options acquired by us in the Exchange Offer; accounting consequences of the Exchange Offer," "Legal matters; regulatory approvals," "Material U.S. Federal Income Tax Consequences," and "Extension of Exchange Offer; termination; amendment" is incorporated herein by reference.


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     (b) The information set forth in the Offer to Exchange under Section 12
("Interests of directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

     (e) The information set forth in the Offer to Exchange under Section 12 ("Interests of directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

     (a) The information set forth in the Offer to Exchange under Section 3 ("Purpose of the Exchange Offer") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 7 ("Acceptance of options for exchange and issuance of New Options") and Section 13 ("Status of options acquired by us in the Exchange Offer; accounting consequences of the Exchange Offer") is incorporated herein by reference.

     (c) The information set forth in the Offer to Exchange under Section 3 ("Purpose of the Exchange Offer") is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

     (a) The information set forth in the Offer to Exchange under Section ("Source and amount of consideration; terms of New Options") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 8 ("Conditions of the Exchange Offer") is incorporated herein by reference.

     (d) Not applicable.

Item 8. Interest in Securities of the Subject Company.

     (a) Not applicable.

     (b) The information set forth in the Offer to Exchange under Section 12 ("Interests of directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

     (a) Not applicable.

Item 10. Financial Statements.

     (a) The information set forth (i) in the Offer to Exchange under Section 11 ("Information Concerning Centillium") and Section 18 ("Additional information"),
(ii) on pages 36 through 56 of Centillium's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 filed with the Securities and Exchange Commission (the "Commission") on March 19, 2001, and (iii) pages 3 through 11 of Centillium's Quarterly Report on Form 10-Q for its quarter ended June 30, 2001 filed with the Commission on August 13, 2001 are incorporated herein by reference.

     (b) Not applicable.

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     (c) Not applicable.

Item 11. Additional Information.

     (a) The information set forth in the Offer to Exchange under Section 12 ("Interests of directors and Officers; Transactions and Arrangements Concerning the Options") and Section 14 ("Legal matters; regulatory approvals") is incorporated herein by reference.

     (b) Not applicable.

Item 12. Exhibits.

     (a) (1) Offer to Exchange dated October 22, 2001.

         (2) Election Form.

         (3) Notice to Change Election from Accept to Reject.

         (4) Form of Promise to Grant Stock Options.

         (5) Centillium Communications, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2000 filed with the Securities and Exchange Commission on March 19, 2001 and incorporated herein by reference.

         (6) Centillium Communications, Inc. Quarterly Report on Form 10-Q for its quarter ended June 30, 2001, filed with the Securities and Exchange Commission on August 13, 2001 and incorporated herein by reference.

         (7) E-mail message from Faraj Aalaei to Centillium's employees dated October 22, 2001.

         (8) Presentation materials for oral presentation to employees on October 15, 2001.

     (b) Not applicable.

     (d) (1) Centillium Communications, Inc. 1997 Stock Plan, filed as Exhibit
             10.1 to the Company's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on March 6, 2001 and incorporated herein by reference.

         (2) Centillium Communications, Inc. 2001 Nonstatutory Stock Option Plan, filed as Exhibit 10.3 to the Company's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on March 6, 2001 and incorporated herein by reference.

     (g) Not applicable.

     (h) Not applicable.

Item 13. Information Required by Schedule 13E-3.

     (a) Not applicable.

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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                     CENTILLIUM COMMUNICATIONS, INC.

                                       /s/ Faraj Aalaei
                                     -------------------------------------------
                                     Faraj Aalaei
                                     Chief Executive Officer

Date: October 22, 2001


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                                INDEX TO EXHIBITS

   Exhibit
   Number                             Description
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   (a)(1)       Offer to Exchange Stock Options Priced at $10.00 or Higher for
                New Options dated October 22, 2001.

   (a)(2)       Election Form.

   (a)(3)       Notice to Change Election from Accept to Reject.

   (a)(4)       Form of Promise to Grant Stock Options.

   (a)(5) Centillium Communications, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2000 filed with the Securities and Exchange Commission on March 19, 2001 and incorporated herein by reference.

   (a)(6) Centillium Communications, Inc. Quarterly Report on Form 10-Q for its quarter ended June 30, 2001, filed with the Securities and Exchange Commission on August 13, 2001 and incorporated herein by reference.

   (a)(7) E-mail message from Faraj Aalaei to Centillium employees dated October 22, 2001.

   (a)(8) Presentation materials for oral presentation to Centillium employees on October 15, 2001.

   (d)(1)       Centillium Communications, Inc. 1997 Stock Plan filed as
                Exhibit 10.1 to the Company's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on March 6, 2001 and incorporated herein by reference.

   (d)(2) Centillium Communications, Inc. 2001 Nonstatutory Stock Option Plan filed as Exhibit 10.3 to the Company's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on March 6, 2001 and incorporated herein by reference.